U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody

of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:			Date examination completed:
811-5251				February 29, 2000
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

3. Exact name of investment company as specified in registration statement:

Fidelity Concord Street Trust: Spartan U.S. Equity Index Fund, Spartan Total Market Index Fund, Spartan Extended Market Index Fund

4. Address of principal executive office: (number, street, city, state, zip code) 82 Devonshire Street, Boston, MA 02109

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Report of Independent Accountants

To the Board of Trustees of:

Fidelity Concord Street Trust: Spartan U.S. Equity Index Fund

Fidelity Concord Street Trust: Spartan Total Market Index Fund

Fidelity Concord Street Trust: Spartan Extended Market Index Fund

Fidelity Commonwealth Trust: Spartan 500 Index Fund (formerly known as Spartan Market Index Fund)

Variable Insurance Products Fund II: Index 500 Portfolio

We have examined the accompanying statement of management of Fidelity Concord Street Trust: Spartan U.S. Equity Index Fund, Fidelity Concord Street Trust: Spartan Total Market Index Fund, Fidelity Concord Street Trust: Spartan Extended Market Index Fund, Fidelity Commonwealth Trust: Spartan 500 Index Fund (formerly known as Spartan Market Index Fund) and Variable Insurance Products Fund II: Index 500 Portfolio (collectively the "funds") and the assertion of management of Bankers Trust Company, sub-advisor and custodian, (collectively referred to as the "Management Statements") about the funds' compliance with the requirements of paragraphs (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of February 29, 2000. Management is responsible for ensuring the funds' compliance with those requirements. Our responsibility is to express an opinion on the Management Statements about the funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 29, 2000 and with respect to agreement of security purchases and sales, for the period from September 30, 1999 (the date of our last examination) through February 29, 2000:

· Count and inspection of all securities located in the vault of Bankers Trust Company in New York, New York;

· Confirmation of all securities held by institutions in book entry form at The Federal Reserve Bank of New York, The Depository Trust Company;

· Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

· Reconciliation of all such securities to the books and records of the funds and the custodian;

· Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Bankers Trust Company records; and

· Agreed selected securities purchased and securities sold or matured since our last report from the books and records of the funds to broker confirms.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the funds' compliance with specified requirements.

In our opinion, the Management Statements that the funds were in compliance with the requirements of paragraphs (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of February 29, 2000 with respect to the securities reflected in the investment accounts of the funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and should not be used for any other purpose.

PricewaterhouseCoopers LLP

New York, New York

July 18, 2000

July 18, 2000

PricewaterhouseCoopers LLP

160 Federal Street

Boston, MA 02110

We, as management of the funds referenced below ( the "funds"), are responsible for ensuring that Bankers Trust Company, the sub-advisor and custodian of the funds, ensures that the funds comply with the requirements of paragraphs (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," under the Investment Company Act of 1940. We are also responsible for ensuring that Bankers Trust Company ensures that the funds establish and maintain effective internal controls over compliance with those requirements. We have received the accompanying representation letter from management of Bankers Trust Company dated July 13, 2000 ("Representation Letter") in which Bankers Trust Company represents that it has performed an evaluation of the funds' compliance with the requirements of paragraphs (b) and (c) of Rule 17f-2 and that the funds were in compliance with such requirements as of February 29, 2000 and from September 30, 1999 through February 29, 2000.

Based solely in reliance on the Representation Letter, we believe that the funds were in compliance with the requirements of paragraphs (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 29, 2000 and from September 30, 1999 through February 29, 2000, with respect to securities reflected in the investment accounts of the funds.

Spartan Total Market Index Fund

Spartan Extended Market Index Fund

Spartan 500 Index Fund (formerly known as Spartan Market Index Fund)

Spartan U. S. Equity Index Fund

Variable Insurance Products Fund II: Index 500 Portfolio

By:	/s/ Maria Dwyer
Maria Dwyer
Deputy Treasurer, Fidelity Group of Funds
July 18, 2000

July 13, 2000

Ms. Maria Dwyer

Deputy Treasurer

Fidelity Management & Research Company

82 Devonshire Street

Boston, MA 02109

Dear Maria:

We, as sub-advisor and custodian of the funds referenced below (the "funds"), are responsible for ensuring that the funds comply with the requirements of paragraphs (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," under the Investment Company Act of 1940. We are also responsible for ensuring that the funds establish and maintain effective internal controls over compliance with those requirements. We have performed an evaluation of the funds' compliance with the requirements of paragraphs (b) and (c) of Rule 17f-2 as of February 29, 2000 and from September 30, 1999 through February 29, 2000.

Based on our evaluation, we assert that the funds were in compliance with the requirements of paragraphs (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of February 29, 2000 and from September 30, 1999 through February 29, 2000, with respect to securities reflected in the investment accounts of the funds.

Spartan Total Market Index Fund

Spartan Extended Market Index Fund

Spartan 500 Index Fund (formerly known as Spartan Market Index Fund)

Spartan U. S. Equity Index Fund

Variable Insurance Products Fund II: Index 500 Portfolio

By:	/s/Robert May	/s/Dean Barr
	Robert May	Dean Barr
	VP- Risk Management, Bankers Trust	CIO, Bankers Trust
	July 13, 2000	July 12, 2000